                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (CHECK ONE):

  [X] Form 10-K and Form 10-KSB      [_] Form 20-F          [_] Form 11-K
  [_] Form 10-Q and Form 10-QSB      [_] Form N-SAR

For Period Ended: February 28, 2001

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

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PART I--REGISTRANT INFORMATION
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     Full Name of Registrant (Former Name if Applicable)

     Solitron Devices, Inc.
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     Address of Principal Executive Office (Street and Number)

     3301 Electronics Way
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     City, State and Zip Code

     West Palm Beach, Florida 33407

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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

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PART III--NARRATIVE
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          Public accounting firm received late responses from various parties, i.e., banks, suppliers and tax authorities. As a result of the foregoing, the preparation of such Form 10-KSB has been delayed.

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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification


       Shevach Saraf                 (561)                     848-4311
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           (Name)                 (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes     [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [_] Yes     [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the results of operations will significantly differ from the corresponding period in the prior year principally as a result of the prior year including debt forgiveness in connection with bankruptcy proceedings and in connection with changes in the business and operations of the Registrant. The amount of the difference cannot presently be determined due to the reasons described in Part III above.

                            Solitron Devices, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 25, 2001                             By: /s/ Shevach Saraf
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                                        Name:  Shevach Saraf
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                                        Title: Chairman of the Board, Chief
                                               Executive Officer, President
                                               and Treasurer
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